

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: 2 8 JAN 2002

02015057

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

<u>Attn</u>: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED

FEB 1 4 2002

THOMSON
FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 22 OF 28.01.2002
Announcement No. 24

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of <u>substantial shareholder</u>:	Kerry Group Limited
Date of notice to company:	25/01/2002
Date of change of interest:	23/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	283,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	83,000 @$1.18 200,000 @$1.17
No. of shares held before change:	247,977,210
% of issued share capital:	23.62
No. of shares held after change:	247,694,210
% of issued share capital:	23.59

Holdings of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	247,977,210	0
% of issued share capital:	23.62	0
No. of shares held after change:	247,694,210	0
% of issued share capital:	23.59	0
Total shares:	247,694,210	0

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 28/01/2002 to the SGX

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of <u>substantial shareholder</u>:	Kerry Holdings Limited
Date of notice to company:	25/01/2002
Date of change of interest:	23/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	283,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	83,000 @$1.18 200,000 @$1.17
No. of shares held before change:	228,617,774
% of issued share capital:	21.77
No. of shares held after change:	228,334,774
% of issued share capital:	21.75

Holdings of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	187,256,554	41,361,220
% of issued share capital:	17.83	3.94
No. of shares held after change:	186,973,554	41,361,220
% of issued share capital:	17.81	3.94
Total shares:	186,973,554	41,361,220

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 28/01/2002 to the SGX

MASNET No. 24 OF 28.01.2002
Announcement No. 26

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

---

Name of <u>substantial shareholder</u>: Kerry Group Limited

Date of notice to company: 25/01/2002

Date of change of interest: 24/01/2002

Name of registered holder: CDP: Noblespirit Corporation (see Note 1)
CDP: Jaytech Limited (see Note 1)
CDP: Kerry Holdings Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

Circumstance giving rise to the change: Others
Please specify details: Deemed interest - Sale of shares by
Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	400,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	100,000 @$1.18 300,000 @$1.19
No. of shares held before change:	247,694,210
% of issued share capital:	23.59
No. of shares held after change:	247,294,210
% of issued share capital:	23.55

Holdings of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	247,694,210	0
% of issued share capital:	23.59	0
No. of shares held after change:	247,294,210	0
% of issued share capital:	23.55	0
Total shares:	247,294,210	0

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 28/01/2002 to the SGX

MASNET No. 26 OF 28.01.2002
Announcement No. 28

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of <u>substantial shareholder</u>:	Kerry Holdings Limited
Date of notice to company:	25/01/2002
Date of change of interest:	24/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	400,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	100,000 @$1.18 300,000 @$1.19
No. of shares held before change:	228,334,774
% of issued share capital:	21.75
No. of shares held after change:	227,934,774
% of issued share capital:	21.71

Holdings of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	186,973,554	41,361,220
% of issued share capital:	17.81	3.94
No. of shares held after change:	186,573,554	41,361,220
% of issued share capital:	17.77	3.94
Total shares:	186,573,554	41,361,220

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 28/01/2002 to the SGX

MASNET No. 27 OF 28.01.2002
Announcement No. 29

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of <u>substantial shareholder</u>:   Kerry Group Limited

Date of notice to company: 26/01/2002

Date of change of interest: 25/01/2002

Name of registered holder: CDP: Noblespirit Corporation (see Note 1)
CDP: Jaytech Limited (see Note 1)
CDP: Kerry Holdings Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

Circumstance giving rise to the change: Others
Please specify details: Deemed interest - Sale of shares by
Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	1,200,000
% of issued share capital:	0.11
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.20 200,000 @1.21 600,000 @$1.22 200,000 @$1.23
No. of shares held before change:	247,294,210
% of issued share capital:	23.55
No. of shares held after change:	246,094,210
% of issued share capital:	23.44

Holdings of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	247,294,210	0
% of issued share capital:	23.55	0
No. of shares held after change:	246,094,210	0
% of issued share capital:	23.44	0
Total shares:	246,094,210	0

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 28/01/2002 to the SGX

MASNET No. 30 OF 28.01.2002
Announcement No. 32

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of <u>substantial shareholder</u>:	Kerry Holdings Limited
Date of notice to company:	26/01/2002
Date of change of interest:	25/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	1,200,000
% of issued share capital:	0.11
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.20 200,000 @$1.21 600,000 @$1.22 200,000 @$1.23
No. of shares held before change:	227,934,774
% of issued share capital:	21.71
No. of shares held after change:	226,734,774
% of issued share capital:	21.59

Holdings of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	186,573,554	41,361,220
% of issued share capital:	17.77	3.94
No. of shares held after change:	185,373,554	41,361,220
% of issued share capital:	17.65	3.94
Total shares:	185,373,554	41,361,220

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 28/01/2002 to the SGX



ALLGREEN PROPERTIES LIMITED

02 FEB 12 AM 8:00

File No. 82-4959

Date: **2 3 JAN 2002**

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

<u>Attn</u>: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

---

Name of <u>substantial shareholder</u>:	Kerry Group Limited
Date of notice to company:	22/01/2002
Date of change of interest:	21/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	250,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.20 50,000 @$1.19
No. of shares held before change:	248,227,210
% of issued share capital:	23.64
No. of shares held after change:	247,977,210
% of issued share capital:	23.62

Holdings of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	248,227,210	0
% of issued share capital:	23.64	0
No. of shares held after change:	247,977,210	0
% of issued share capital:	23.62	0
Total shares:	247,977,210	0

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 23/01/2002 to the SGX

MASNET No. 29 OF 23.01.2002
Announcement No. 29

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

---

Name of **substantial shareholder**:   Kerry Holdings Limited

Date of notice to company: 22/01/2002

Date of change of interest: 21/01/2002

Name of registered holder: CDP: Kerry Holdings Limited
CDP: Jaytech Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

Circumstance giving rise to the change: Others
Please specify details: Deemed interest - Sale of shares by
Shangri-La Hotel Limited

Shares held in the name of **registered holder**

No. of shares of the change:	250,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.20 50,000 @$1.19
No. of shares held before change:	228,867,774
% of issued share capital:	21.8
No. of shares held after change:	228,617,774
% of issued share capital:	21.77

Holdings of **Substantial Shareholder** including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	187,506,554	41,361,220
% of issued share capital:	17.86	3.94
No. of shares held after change:	187,256,554	41,361,220
% of issued share capital:	17.83	3.94
Total shares:	187,256,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 23/01/2002 to the SGX





ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: 2 2 JAN 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

<u>Attn</u>: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 15 OF 22.01.2002
Announcement No. 16

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Kerry Group Limited

Date of notice to company: 19/01/2002

Date of change of interest: 17/01/2002

Name of registered holder:
CDP: Noblespirit Corporation (see Note 1)
CDP: Jaytech Limited (see Note 1)
CDP: Kerry Holdings Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

Circumstance giving rise to the change: Others
Please specify details: Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	1,480,000
% of issued share capital:	0.14
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	100,000 @$1.17 100,000 @$1.18 400,000 @$1.19 500,000 @$1.20 380,000 @$1.21
No. of shares held before change:	250,127,210
% of issued share capital:	23.82
No. of shares held after change:	248,647,210
% of issued share capital:	23.68

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	250,127,210	0
% of issued share capital:	23.82	0
No. of shares held after change:	248,647,210	0
% of issued share capital:	23.68	0
Total shares:	248,647,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 22/01/2002 to the SGX

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

---

Name of <u>substantial shareholder</u>:   Kerry Holdings Limited

Date of notice to company: 19/01/2002

Date of change of interest: 17/01/2002

Name of registered holder: CDP: Kerry Holdings Limited
                                            CDP: Jaytech Limited (see Note 1)
                                            CDP: Comfort Assets Limited (see Note 1)
                                            CDP: Shangri-La Hotel Limited (see Note 1)

Circumstance giving rise to the change: Others
Please specify details: Deemed interest - Sale of shares by
                                            Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	1,480,000
% of issued share capital:	0.14
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	100,000 @$1.17 100,000 @$1.18 400,000 @$1.19 500,000 @$1.20 380,000 @1.21
No. of shares held before change:	230,767,774
% of issued share capital:	21.98
No. of shares held after change:	229,287,774
% of issued share capital:	21.84

Holdings of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	189,406,554	41,361,220
% of issued share capital:	18.04	3.94
No. of shares held after change:	187,926,554	41,361,220
% of issued share capital:	17.9	3.94
Total shares:	187,926,554	41,361,220

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 22/01/2002 to the SGX

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of <u>substantial shareholder</u>:	Kerry Group Limited
Date of notice to company:	19/01/2002
Date of change of interest:	18/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	420,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.19 100,000 @$1.20 120,000 @$1.21
No. of shares held before change:	248,647,210
% of issued share capital:	23.68
No. of shares held after change:	248,227,210
% of issued share capital:	23.64

Holdings Of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	248,647,210	0
% of issued share capital:	23.68	0
No. of shares held after change:	248,227,210	0
% of issued share capital:	23.64	0
Total shares:	248,227,210	0

<u>Note 1</u>:

' Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 22/01/2002 to the SGX

MASNET No. 19 OF 22.01.2002
Announcement No. 20

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of <u>substantial shareholder</u>:   Kerry Holdings Limited

Date of notice to company: 19/01/2002

Date of change of interest: 18/01/2002

Name of registered holder: CDP: Kerry Holdings Limited
CDP: Jaytech Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

Circumstance giving rise to the change: Others
Please specify details: Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	420,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.19 100,000 @$1.20 120,000 @$1.21
No. of shares held before change:	229,287,774
% of issued share capital:	21.84
No. of shares held after change:	228,867,774
% of issued share capital:	21.8

Holdings of <u>Substantial Shareholder</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	187,926,554	41,361,220
% of issued share capital:	17.9	3.94
No. of shares held after change:	187,506,554	41,361,220
% of issued share capital:	17.86	3.94
Total shares:	187,506,554	41,361,220

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 22/01/2002 to the SGX